Exhibit 99.2

PROXY

ALLOT COMMUNICATIONS LTD.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 27, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yigal Jacoby, Alberto Sessa and Rael Kolevsohn, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Communications Ltd., an Israeli company (the “Company”), which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the offices of the Company at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, on Thursday, April 27, 2017, at 2:30 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

This revised proxy is distributed in order to include the shareholder proposal detailed in proposal 10. The Company's Board of Directors recommends a vote “AGAINST” proposal 10. This proxy, when properly executed, will be voted as directed by the undersigned shareholder. If a choice is not specified, this proxy will be voted “FOR” proposals 1 through 9, “AGAINST” proposal 10 and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. In order for a vote on Proposal 3 to be counted, the voting shareholder must indicate whether or not he or she has a “personal interest” (as defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”)) in the resolution under the relevant proposal or is a “controlling shareholder” (as defined under the Companies Law) by checking the appropriate box in Item 3A. If you fail to so indicate in Item 3A, your vote will not be counted in respect of that proposal. (PLEASE NOTE: A personal interest does not include a personal interest arising solely from the holding of shares in the Company).

Both this proxy and the proxy previously distributed by the Company on or about March 29, 2017 are valid. In the event that a shareholder delivers more than one (1) proxy, the latest proxy properly signed and delivered shall be deemed valid.

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

ALLOT COMMUNICATIONS LTD.

April 27, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card
are available at www.allot.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i  Please detach along perforated line and mail in the envelope provided. i

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION TO PROVIDE FOR, AMONG OTHER THINGS, THE ELIMINATION OF THE DIFFERENT CLASSES OF MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY, SO THAT THE TERM OF EACH DIRECTOR (OTHER THAN OUTSIDE DIRECTORS, WHO SHALL CONTINUE TO SERVE FOR FIXED THREE-YEAR TERMS IN ACCORDANCE WITH THE ISRAEL COMPANIES LAW, 5759-1999, AS AMENDED (THE “ISRAEL COMPANIES LAW”)) SHALL BE ONE (1) YEAR EACH, COMMENCING AS OF THE 2018 ANNUAL MEETING OF SHAREHOLDERS OF THE COMPANY.	☐	☐	☐	5.	SUBJECT TO THE APPROVAL OF PROPOSAL 4, TO APPROVE THE EQUITY COMPENSATION PAYABLE TO NADAV ZOHAR.	☐	☐	☐
							FOR	AGAINST	ABSTAIN
					6.	TO APPROVE A GRANT OF 20,000 RESTRICTED STOCK UNITS TO EACH NEW DIRECTOR UPON HIS OR HER INITIAL ELECTION TO OUR BOARD.	☐	☐	☐
							FOR	AGAINST	ABSTAIN
7.
TO REELECT ITSIK DANZIGER AS A CLASS II DIRECTOR, TO SERVE UNTIL THE 2020 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 1 IS APPROVED, UNTIL THE 2018 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.
							☐	☐	☐

		FOR	AGAINST	ABSTAIN
2.	TO APPROVE THE COMPENSATION PACKAGE PAYABLE TO YIGAL JACOBY, OUR NEWLY-APPOINTED CHAIRMAN OF THE BOARD.	☐	☐	☐
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
3.	TO APPROVE THE COMPENSATION PACKAGE PAYABLE TO EREZ ANTEBI, OUR NEWLY-APPOINTED CHIEF EXECUTIVE OFFICER AND PRESIDENT.	☐	☐	☐	8.
TO REELECT MIRON (RONNIE) KENNETH AS A CLASS II DIRECTOR, TO SERVE UNTIL THE 2020 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 1 IS APPROVED, UNTIL THE 2018 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.
							☐	☐	☐

		YES	NO
3A.
CHECK “YES” TO CONFIRM YOU ARE NOT A “CONTROLLING SHAREHOLDER” OF THE COMPANY UNDER THE ISRAELI COMPANIES LAW AND DO NOT HAVE A “PERSONAL BENEFIT OR OTHER INTEREST” IN THE APPROVAL OF ITEM 3, AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT. UNDER ISRAELI LAW, YOU CANNOT VOTE ON ITEM 3 UNLESS YOU CHECK “YES.” IF YOU ARE UNABLE TO MAKE THIS CONFIRMATION, PLEASE CHECK “NO.”
		☐	☐
							FOR	AGAINST	ABSTAIN
9.
TO APPROVE THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS ALLOT’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017 AND UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS, AND TO AUTHORIZE THE BOARD, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SAID INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
							☐	☐	☐
		FOR	AGAINST	ABSTAIN
4.
TO ELECT NADAV ZOHAR AS A CLASS I DIRECTOR, TO SERVE UNTIL THE 2019 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 1 IS APPROVED, UNTIL THE 2018 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.
		☐	☐	☐

							FOR	AGAINST	ABSTAIN
10.
SHAREHOLDER PROPOSAL: TO ELECT PEDRO VAZQUEZ AS A CLASS I DIRECTOR, TO SERVE UNTIL THE 2019 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 1 IS APPROVED, UNTIL THE 2018 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.
							☐	☐	☐

The undersigned acknowledges receipt of the Notice of the Annual Meeting of Shareholders and Proxy Statement, dated March 29, 2017, and the Supplement dated April 12, 2017.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.